
Mail Stop 3720

June 7, 2010

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

>**RE:** **AT&T Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2009**
>**Filed February 25, 2010**
>**Definitive Proxy Statement on Schedule 14A**
>**Filed March 11, 2010**
>**File No. 001-08610**

Dear Mr. Lindner:

We have reviewed your letter dated May 28, 2010 and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

1. We note your response to prior comment 1 from our letter dated May 3, 2010. In your response, you indicate that you do not disclose the length of time during which the Apple iPhone will be an exclusive product offering because you believe the loss of exclusivity will not have a material effect on the company. However, we note that you have attributed your recent subscriber growth in part to the exclusivity arrangement with the Apple iPhone as described on page 5 of the Management Discussion and Analysis section

of your Form 10-K. We have also noted the marketing and branding success of the Apple iPhone, and the tremendous media speculation over the terms of your exclusive arrangement with Apple Inc. In your Form 10-Q for the quarter ended June 30, 2010, confirm through disclosure that you do not believe the loss of exclusivity will have a material effect on your company and provide the bases for your conclusion.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director